

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2015

Via E-mail
Mr. Roger F. Millay
Chief Financial Officer
Towers Watson & Co.
901 N. Glebe Road
Arlington, VA 22203

> **Re:** **Towers Watson & Co.**
> **Form 10-K for the Fiscal Year Ended June 30, 2014**
> **Filed August 15, 2014**
> **File No. 1-34594**
>
> **Form 10-Q for the Quarterly Period Ended December 31, 2014**
> **Filed February 5, 2015**
> **File No. 1-34594**

Dear Mr. Millay:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year-Ended June 30, 2014

Notes to the Consolidated Financial Statements, page 67

1.   We note from the risk factor disclosure on page 23 that you are dependent upon dividends and other payments from your operating subsidiaries to meet your obligations for paying principal and interest on outstanding debt obligations, for paying dividends to stockholders and for corporate expenses. You also disclose that a number of factors may arise that could limit your ability to repatriate funds or make repatriation cost prohibitive. Please tell us what consideration you gave to disclosing these restrictions in the notes to the financial statements in accordance with Rule 4-08(e) of Regulation S-X.

Note 12 – Variable Interest Entities, page 98

2.   We note from your disclosure that you deconsolidated two previously consolidated funds due to modified restrictive language in the contracts governing these two funds, which resulted in the investors, other than the Company's defined benefit retirement plans, to no longer be considered related parties, and the Company to no longer be considered the primary beneficiary of the funds. Please provide us with a detailed analysis supporting your conclusion that you were the primary beneficiary of the variable interest entities prior to the modification of the restrictive language in the contracts and the factors that changed as a result of the modification that led to your conclusion that you are no longer the primary beneficiary.

Form 10-Q for the Quarterly Period Ended December 31, 2014

Note 8 – Debt, Commitments and Contingent Liabilities

Current and Former Employees of Teck Metals, Ltd., page 17

3.   We note from your disclosure that any loss beyond accrued amounts is unlikely related to the litigation involving current and former employees of Teck Metals, Ltd. It is not clear to us what is meant by your use of the term "unlikely". Please revise your disclosure in future filings to provide a clear and unambiguous assessment of the probability of additional exposure and any additional disclosures necessary to comply with FASB ASC Topic 450.

4.   In addition, please tell us and disclose in future filings the amount you have accrued in your financial statements for the litigation.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant